Filing pursuant to Rule 424(b)(2)

Registration Statement No. 333-33752

Prospectus Supplement No. 16

(To Prospectus Dated April 18, 2000)

5,000,000 Shares

EARTHSHELL CORPORATION

Common Stock

        You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

        This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

        Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

        Our principal executive offices are located at 800 Miramonte Drive, Santa Barbara, California 93109. Our telephone number is (805) 897-2299.

        Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 1 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is FEBRUARY 5, 2001

USE OF PROCEEDS

        The net proceeds to us from this offering will be $950,000. We will use the net proceeds of this offering of our common stock as described in the prospectus. See "Use of Proceeds" beginning on page 11 of the prospectus.

PLAN OF DISTRIBUTION

        We have entered into a common stock purchase agreement with Acqua Wellington North American Equities Fund, Ltd. pursuant to which EarthShell may, from time to time and in its sole discretion during the 12 months following the date of the agreement, present Acqua Wellington with draw-down notices requiring Acqua Wellington to purchase up to $2,500,000 of EarthShell common stock in respect of each draw-down notice. EarthShell will issue and sell the shares to Acqua Wellington at a per share price equal to the average price of EarthShell common stock over a period of time after the draw-down notice less a discount of 5%. EarthShell may present Acqua Wellington with up to 12 draw-down notices during the term of the agreement. Pursuant to the agreement, EarthShell will issue and sell shares of its common stock to Acqua Wellington immediately following each of four consecutive weekly periods in respect of each draw-down notice so presented. Although the common stock purchase agreement with Acqua Wellington provides that EarthShell generally may not draw down unless EarthShell's common stock is trading at $3.00 per share or more, Acqua Wellington has agreed to purchase the shares of our common stock offered and sold pursuant to this prospectus supplement at a lower price.

        To date, and including the issuance of shares pursuant to this prospectus supplement and the receipt of the net proceeds in consideration for those shares, we have issued and sold an aggregate of [update to include shares from Supp. No. 1 to 1/4/01 prospectus] shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. for aggregate net proceeds of [update] pursuant to the common stock purchase agreement and other related agreements.

        We are offering and selling 542,831 shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. pursuant to this prospectus supplement. The common stock will be purchased at a negotiated purchase price of approximately $1.750 per share. We will not pay any other compensation in conjunction with the sale of our common stock.

        Acqua Wellington and its pledgees, donees, transferees and other subsequent owners, may offer their shares at various times in the over-the-counter market, in privately negotiated transactions, at prevailing market prices at the time of sale, at prices related to those prevailing market prices, at negotiated or at fixed prices.

        The transactions in the shares may be effected by ordinary brokerage transactions and transactions in which the broker solicits purchasers, purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer, block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction, or negotiated transactions between selling stockholders and purchasers without a broker or dealer.

        In the common stock purchase agreement with Acqua Wellington, we have agreed to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act of 1933, as amended, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Acqua Wellington.

MARKET FOR OUR COMMON STOCK

        Our common stock is listed on the NASDAQ National Market under the symbol "ERTH." On February 2, 2001, the closing price of one share of our common stock was $1.5938. The common stock sold under this prospectus supplement will be listed on the NASDAQ National Market after we notify the NASDAQ National Market that the shares have been issued. As of February 2, 2001 and including the issuance of shares pursuant to this prospectus supplement, we had $106,136,075shares of common stock outstanding.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
                             Page
                             ----
USE OF PROCEEDS               S-2
PLAN OF DISTRIBUTION          S-2
MARKET FOR OUR COMMON STOCK   S-2

PROSPECTUS
                             Page
                             ----

RISK FACTORS                    1
USE OF PROCEEDS                11
PLAN OF DISTRIBUTION           11
LEGAL MATTERS                  12
EXPERTS                        12
FORWARD-LOOKING STATEMENTS     12
WHERE YOU CAN FIND MORE
      INFORMATION              12
INFORMATION INCORPORATED BY
      REFERENCE                13